FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2009

Commission File Number 1-15184

SADIA S.A.
(Exact Name as Specified in its Charter)

N/A
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(Translation of Registrant's Name)

Rua Fortunato Ferraz, 659
Vila Anastacio, Sao Paulo, SP
05093-901 Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   [X]                    Form 40-F    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    [   ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [    ]                           No   [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 25, 2009

SADIA S.A.

By:/s/José Luís Magalhães Salazar
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Name: José Luís Magalhães Salazar
Title: Investor Relations Officer

MINUTES NUMBER 177 OF SADIA S.A.'s BOARD OF DIRECTORS ORDINARY MEETING HELD ON SEPTEMBER 24, 2009

The members of Sadia S.A.'s Board of Directors came together on September 24, 2009 at 2:00 o'clock in the afternoon at its facilities located at Rua Fortunato Ferraz, no. 365 – 2nd floor in São Paulo-SP led by its chairman Mr. José Júlio Cardoso de Lucena in keeping with article 16 of its By-laws for the following evaluations:

..............................................................................................................

8.

CANCEL THE OPEN CAPITAL COMPANY REGISTRATION:

The Board of Directors, by recommendation of the Investor Relations Officer, decided to approve the request to cancel the open capital company registration considering the merger of all of its shares issued into BRF – Brasil Foods S.A. (directly or indirectly), stipulating the company's executive officers to take the measures necessary to do so.

Since there were no other issues to discuss, the meeting was called to a close and these minutes were prepared and signed by all the Members present.

São Paulo, SP - September 24, 2009

(aa) José Júlio Cardoso de Lucena (Chairman), Cássio Casseb Lima, Manoel Ferraz Whitaker Salles, Marcelo Canguçu de Almeida, Martus Antonio Rodrigues Tavares, and Roberto Faldini.

I certify that the present document is a true copy of minutes no. 177 transcribed in pages 36 to 38 in book no. 06 of Minutes from Sadia S.A.'s Board of Directors.

Delmir Antonio Dal Cim

Secretary